FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Continues to Extend High-Grade Gold Mineralization at Island Gold, Including within Hanging Wall and Footwall Zones in Proximity to Existing
Infrastructure
Toronto, Ontario (June 15, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from underground exploration drilling at the Island Gold mine, further extending high-grade gold mineralization across the Island Gold Deposit. This included multiple significant high-grade intercepts within several recently defined hanging wall and footwall structures in proximity to existing underground infrastructure. All reported drill widths are true width of the mineralized zones, unless otherwise stated.
•Island West: high-grade mineralization extended outside of Mineral Reserves and Resources within the main C-Zone. The C and E1E-Zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold. New highlights include:
•146.33 g/t Au (37.19 g/t cut) over 2.20 m (580-473-22); and
•38.92 g/t Au (38.92 g/t cut) over 2.10 m (790-479-16).

•Island West Hanging Wall Zones: high-grade gold mineralization intersected within sub-parallel zones in the hanging wall, and within a newly defined perpendicular structure, the “NS1” Zone. Multiple sub-parallel and perpendicular hanging wall zones have been defined over the past year in proximity of existing underground infrastructure and represent a significant opportunity to add near mine Mineral Reserves and Resources. New highlights include:
NS1 Zone
•89.31 g/t Au (7.73 g/t cut) over 2.40 m (770-466-03);
•25.57 g/t Au (5.68 g/t cut) over 2.50 m (770-466-07);
•42.27 g/t Au (7.43 g/t cut) over 2.30 m (580-473-26);
•16.06 g/t Au (6.95 g/t cut) over 2.80 m (770-466-02); and
•14.50 g/t Au (10.08 g/t cut) over 3.10 m (580-473-25).
G1 Zone
•60.03 g/t Au (25.70 g/t cut) over 2.50 m (790-479-13); and
•11.13 g/t Au (6.82 g/t cut) over 2.20 m (850-471-01B).

•Island West Footwall Zones: high-grade gold mineralization intersected within newly defined sub-parallel structure the “DN” zone. New highlight includes:

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•22.34 g/t Au (22.34 g/t cut) over 2.90 m (790-479-04).
•Island East: high-grade mineralization extended outside of Mineral Reserves and Resources in the main E1E-Zone. New highlights include:
•104.48 g/t Au (50.76 g/t cut) over 3.10 m (840-608-49);
•40.54 g/t Au (33.33 g/t cut) over 2.50 m (840-608-43); and
•11.93 g/t Au (11.93 g/t cut) over 4.20 m (840-632-17).

•Island East Footwall Zones: high-grade gold mineralization intersected within sub-parallel zones in the footwall (NTH2, NTH3) in proximity to existing underground infrastructure. New highlights include:
NTH2 Zone
•44.48 g/t Au (9.71 g/t cut) over 3.10 m (620-629-03); and
•17.91 g/t Au (5.34 g/t cut) over 2.10 m (620-629-01).
NTH3 Zone
•12.34 g/t Au (7.65 g/t cut) over 3.30 m (840-554-44);
•16.86 g/t Au (11.40 g/t cut) over 2.30 m (840-554-60);
•13.21 g/t Au (13.21 g/t cut) over 2.70 m (840-554-04); and
•11.02 g/t Au (7.29 g/t cut) over 2.30 m (840-566-08).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: C-zone @ 225 g/t Au; E1E Zone @ 185 g/t Au. B Zone @ 90 g/t Au; D1 and G1 Zones @ 45 g/t Au; G Zone @ 70 g/t Au; E1D @ 80g/t Au; DN, NS1, NTH1, NTH2, NTH3 @ 35 g/t Au .
“Our continued exploration success within recently defined sub-parallel structures demonstrate the significant opportunities to add high-grade ounces near our existing mining horizons. This includes the newly defined NS1-Zone in the hanging wall which we are currently developing and mining beyond existing Mineral Reserves and Resources and outside of our 2023 mine plan. We are also continuing to extend high-grade mineralization across the main Island Gold zone to the East and West as part of our successful transition from surface exploration drilling to more cost-effective underground drilling where we leverage our existing development,” said John A. McCluskey, President and Chief Executive Officer.
“We expect this ongoing success in both the main zone and subparallel structures to drive further growth in high-grade near-mine Mineral Reserves and Resources. Given their proximity to our existing underground infrastructure, these ounces will be low-cost to develop and produce, highlighting the significant ongoing upside to Phase 3+ Expansion study outlined in 2022,” Mr. McCluskey added.
New highlight intercepts can be found in Table 1, and in Figures 1 to 3 at the end of this news release.
2023 Exploration Drilling Program – Island Gold Mine
A total of $14 million is budgeted for exploration at Island Gold in 2023. For the past several years, the exploration focus has been on adding high-grade Mineral Resources at depth in advance of the Phase 3+ Expansion study, primarily through surface directional drilling. This exploration strategy has been successful in tripling the Mineral Reserve and Resource base since 2017. With a 17-year mine life, and with work on the expansion ramping up, the focus has shifted to a more cost-effective expanded underground exploration drilling program that will leverage existing underground infrastructure. This drilling is much lower cost on a per metre basis, is less technically challenging, and requires significantly fewer metres per exploration target.

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The underground exploration drilling program has been expanded from 27,500 metres (“m”) in 2022 to 45,000 m in 2023. The program is focused on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade Mineral Reserve and Resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation. To support the underground exploration drilling program, 444 m of underground exploration drift development is planned to extend drill platforms on the 490, 790, 945, and 980-levels. In addition to the exploration budget, 36,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold. A total of 20,027 m of underground exploration drilling, and 6,426 m of delineation drilling has been completed as of June 1, 2023.
A regional exploration program including a total of 7,500 m of drilling is also underway. The focus will be on evaluating and advancing exploration targets outside the Island Gold Deposit on the newly expanded 55,300-hectare Island Gold property.
Island West
Underground Exploration Drilling
Underground drilling from the 580-level and the 790-level exploration drifts continue to extend high-grade gold mineralization along strike to the west of Mineral Reserves and Resources in the middle portion of Island West (between vertical depths of 700 m and 1,100 m).
New highlights include (Figure 1, Table 1):
C-Zone:
•146.33 g/t Au (37.19 g/t cut) over 2.20 m (580-473-22); and
•38.92 g/t Au (38.92 g/t cut) over 2.10 m (790-479-16).
Island West Hanging Wall Zones
In addition to testing the C-Zone, underground exploration drilling continued to target and expand on previous drilling that intersected high-grade gold mineralization in sub-parallel structures in the hanging wall from the 580, 770, 790, and 850-levels. Additional drilling has been successful in establishing continuity and extending high-grade gold mineralization within multiple structures referred to as the B, G, and G1 Zones (Table 1). These zones are located 20 m, 75 m, and 110 m south of the main C-Zone, respectively.
NS1 Hanging Wall Zone
In addition to the sub-parallel structures, a north-striking structure, NS1, with a high-angle orientation relative to the C-Zone was identified this year. Drill testing, and subsequent exploration sills along this structure have demonstrated continuity, both along strike, and down-dip. In addition, other north-striking high-angle structures have been identified across the deposit, which will be evaluated further as underground exploration drilling advances.
Three exploration sills have been completed along the NS1 structure from the 750, 770, 810-levels. A fourth sill is near completion from the 790-level. The objective of these exploration sills is to demonstrate the continuity of the structure, and high-grade gold mineralization, both along strike, and from level-to-level down dip. Thus far, the sills have demonstrated excellent continuity, over a 60 m strike extent to the south, and over 60 m vertically. A highlight from the NS1 zone sill development was 3,130 tonnes of material mined from the 770-level NS1 sill that graded 15.20 g/t Au. This sill development material and the NS1 zone is beyond currently defined Mineral Reserves and Resources and outside of the 2023 mine plan.

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This further highlights the potential to add high-grade Mineral Reserves and Resources in proximity of existing production horizons and infrastructure which could be incorporated into the mine plan and mined within the next several years. These potential high-grade Mineral Reserves and Resource additions would be low cost to develop, further increasing the value of the operation and strong economics of the expansion.
New highlights from the Island West Hanging Wall zones include (Figure 2, Table 1):
NS1 Zone
•89.31 g/t Au (7.73 cut) over 2.40 m (770-466-03);
•25.57 g/t Au (5.68 g/t cut) over 2.50 m (770-466-07);
•42.27 g/t Au (7.43 g/t cut) over 2.30 m (580-473-26);
•16.06 g/t Au (6.95 g/t cut) over 2.80 m (770-466-02); and
•14.50 g/t Au (10.08 g/t cut) over 3.10 m (580-473-25).
G1 Zone
•60.03 g/t Au (25.70 g/t cut) over 2.50 m (790-479-13); and
•11.13 g/t Au (6.82 g/t cut) over 2.20 m (850-471-01B).

Island West Footwall Zone
In addition to testing the C-Zone and the hanging wall zones in Island West, underground exploration drilling also targeted and expanded on previous drilling that intersected high-grade gold mineralization within a sub-parallel structure in the footwall from the 790-level. This additional drilling has been successful in establishing continuity and extending high-grade gold mineralization within the DN structure. (Figure 2, Table 1). This zone is located 100 m north of the main C-Zone.
New highlight from the Island West Footwall zone includes:
DN Zone
•22.34 g/t Au (22.34 g/t cut) over 2.90 m (790-479-04).
Island East
Underground Exploration Drilling
Underground drilling from the 620 and 840-level exploration drifts continues to extend high-grade gold mineralization along strike to the east of Mineral Reserves and Resources in the middle portion of Island East (between vertical depths of 500 m and 1,000 m).
New highlights in the E1E-Zone include (Figure 1, Table 1):
•104.48 g/t Au (50.76 g/t cut) over 3.10 m (840-608-49);
•40.54 g/t Au (33.33 g/t cut) over 2.50 m (840-608-43); and
•11.93 g/t Au (11.93 g/t cut) over 4.20 m (840-632-17).
Island East Footwall Zones
In addition to testing the E1E-Zone, underground exploration drilling continued to target and expand on previous drilling that intersected high-grade gold mineralization in sub-parallel structures in the footwall from the 620 and 840-levels. This additional drilling has been successful in establishing continuity and extending high-grade gold mineralization within multiple structures referred to as the NTH, NTH2, and

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NTH3 zones (Figure 3, Table 1). These zones are located 40 m, 90 m, and 75 m north of the main E1E-Zone, respectively.
New highlights from the Island East Footwall zones include (Figure 3, Table 1):
NTH2 Zone
•44.48 g/t Au (9.71 g/t cut) over 3.10 m (620-629-03); and
•17.91 g/t Au (5.34 g/t cut) over 2.10 m (620-629-01).
NTH3 Zone
•12.34 g/t Au (7.65 g/t cut) over 3.30 m (840-554-44);
•16.86 g/t Au (11.40 g/t cut) over 2.30 m (840-554-60);
•13.21 g/t Au (13.21 g/t cut) over 2.70 m (840-554-04); and
•11.02 g/t Au (7.29 g/t cut) over 2.30 m (840-566-08).

In addition to the hanging and footwall zones in Island West, these footwall zones in Island East further highlight the potential to add high-grade Mineral Reserves and Resources in proximity of existing production horizons and infrastructure which could be incorporated into the mine plan and mined within the next several years. These potential high-grade Mineral Reserves and Resource additions would be low cost to develop, further increasing the value of the operation.
Other Zones
The majority of Island Gold’s Mineral Reserves and Resources and main production horizons are hosted in the C/E1E structure. The Island Gold Deposit also consists of several sub-parallel and high-angle mineralized structures outside of the main C/E1E-Zone. As underground development advances, these sub-parallel hanging wall and footwall structures can be targeted with step-out drilling from underground drill platforms. As demonstrated with the newly defined NTH2, NTH3, and perpendicular NS1 Zone, as well as the B, G, and G1 Zones that were defined in 2022, these zones have the potential to be converted into new Mineral Reserves and Resources adjacent to existing underground infrastructure through additional drilling.
Step-out underground exploration drilling targeting these zones can be completed once underground development has been established. This drilling allows for the confirmation of the geometry and potential continuity of mineralization with the objective of defining new Mineral Resources. These hanging wall and footwall exploration opportunities provide potential further upside to define additional Mineral Reserves and Resources outside of the main C/E1E-Zone in proximity to underground development, which would enhance the ounce per vertical metre profile, and provide multiple mining horizons from the same lateral development levels.
The following are highlights of new hanging wall and footwall intersections from underground exploration drilling where the geometry and continuity is not yet established (“Unknown Zone”) (reported composite intervals are uncut and core length) (Table 1):
Footwall Intersections:
•137.20 g/t Au over 4.70 m (945-624-03);
•18.39 g/t Au over 4.20 m (945-624-06);
•25.85 g/t Au over 2.80 m (790-479-11);
•6.31 g/t Au over 9.80 m (790-479-10); and
•11.81 g/t Au over 2.70 m (790-479-02).

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Hanging Wall Intersections:
•55.29 g/t Au over 3.70 m (790-479-16);
•54.79 g/t Au over 2.70 m (850-471-04);
•47.61 g/t Au over 2.60 m (850-471-02);
•18.57 g/t Au over 5.90 m (850-471-17);
•17.48 g/t Au over 3.20 m (790-479-14); and
•21.04 g/t Au over 2.60 m (850-471-03).

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Island Gold Mine are directed and supervised by Tyler Poulin, P.Geo., Chief Geologist at the Island Gold Mine. Tyler Poulin is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and delivered to AGAT laboratory in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Samples greater than 10.0 g/t Au are re-analyzed using gravimetric finish methods. AGAT is a certified laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The QA/QC procedures are more completely described in the Technical Report filed on SEDAR August 29, 2022.

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About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba,Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade Mineral Reserves and Resources, expectations regarding the mine plan, sustaining capital and value of operations and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to illness, disease, epidemic or pandemic ; any ongoing or future impact of COVID-19 on the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with

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mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:

C-zone @ 225 g/t Au; E1E Zone @ 185 g/t Au; B Zone @ 90 g/t Au; D1 and G1 Zones @ 45 g/t Au; G Zone @ 70 g/t Au; E1D @ 80g/t Au; DN, NS1, NTH1, NTH2, NTH3 @ 35 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
850-471-17	B	Island West Hanging Wall	3.0	9.6	6.6	4.3	5.35	5.35	856
580-473-22	C	Island West	58.4	60.6	2.2	2.2	146.33	37.19	517
790-479-16	C	Island West	170.9	173.0	2.1	2.1	38.92	38.92	811
580-473-23	C	Island West	54.0	56.2	2.2	2.2	8.60	8.60	573
790-479-11	C	Island West	169.9	172.2	2.3	2.0	7.77	7.77	721
790-479-12	C	Island West	97.9	100.0	2.2	2.1	7.51	7.51	816
790-479-01	C	Island West	127.7	130.6	2.9	2.8	5.88	5.88	852
580-473-25	C	Island West	89.0	92.0	3.0	2.8	4.16	4.16	619
580-473- 16A	C	Island West	52.3	54.5	2.2	2.1	3.95	3.95	580
580-473-19	C	Island West	56.5	59.0	2.5	2.5	3.48	3.48	556
790-479-10	C	Island West	157.8	161.2	3.4	2.2	3.19	3.19	693
790-479-04	DN	Island West Footwall	12.9	16.0	3.1	2.9	22.34	22.34	816
790-479-02	DN	Island West Footwall	12.6	15.8	3.2	2.7	8.35	8.35	819
790-479-11	DN	Island West Footwall	24.0	26.7	2.7	2.3	6.45	6.45	799
790-479-01	DN	Island West Footwall	12.0	15.2	3.2	2.8	5.89	5.89	816
790-479-06	DN	Island West Footwall	14.5	18.9	4.4	2.6	4.98	4.98	822
790-479-09	DN	Island West Footwall	20.0	22.8	2.8	2.2	3.02	3.02	811
945-624-13	E1D	Island East Footwall	175.4	179.3	4.0	2.2	4.01	4.01	1088
840-608-49	E1E	Island East	150.7	154.5	3.8	3.1	104.48	50.76	818
840-608-43	E1E	Island East	159.5	162.0	2.5	2.5	40.54	33.33	772
840-632-17	E1E	Island East	136.7	141.1	4.4	4.2	11.93	11.93	814
620-617-02	E1E	Island East Footwall	203.4	207.5	4.0	2.1	8.34	8.34	678
620-617-08	E1E	Island East	106.3	108.8	2.5	2.3	5.23	5.23	545
840-608-46	E1E	Island East	156.0	158.7	2.7	2.5	4.30	4.30	704
840-608-47	E1E	Island East	156.0	158.6	2.6	2.3	3.45	3.45	696
620-617-05	E1E	Island East	144.1	146.5	2.4	2.1	3.24	3.24	622
620-617-07	E1E	Island East	98.0	100.5	2.5	2.1	3.10	3.10	511
850-471-13	G	Island West Hanging Wall	111.8	118.7	6.9	2.7	6.40	6.40	930
790-479-13	G1	Island West Hanging Wall	270.0	273.0	3.0	2.5	60.03	25.70	888
850-471- 01B	G1	Island West Hanging Wall	126.2	129.0	2.8	2.2	11.13	6.82	786
850-471-05	G1	Island West Hanging Wall	104.0	107.0	3.0	3.0	5.12	5.12	861
770-475-03	G1	Island West Hanging Wall	156.3	158.6	2.3	2.2	4.50	4.50	729
580-473-29	G1	Island West Hanging Wall	169.9	174.4	4.5	2.9	3.07	3.07	674

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
770-466-03	NS1	Island West Hanging Wall	17.4	21.5	4.1	2.4	89.31	7.73	765
580-473-26	NS1	Island West Hanging Wall	157.0	159.7	2.7	2.3	42.27	7.43	643
770-466-07	NS1	Island West Hanging Wall	52.3	60.2	7.9	2.5	25.57	5.68	809
770-466-02	NS1	Island West Hanging Wall	6.2	10.2	4.0	2.8	16.06	6.95	769
580-473-25	NS1	Island West Hanging Wall	161.0	165.1	4.1	3.1	14.50	10.08	631
770-466-04	NS1	Island West Hanging Wall	22.4	25.7	3.3	2.1	6.99	6.99	786
770-475-03	NS1	Island West Hanging Wall	110.9	113.0	2.1	2.0	5.71	5.71	746
770-466-01	NS1	Island West Hanging Wall	23.9	43.5	19.6	2.7	5.46	5.46	745
770-466-02	NS1	Island West Hanging Wall	15.0	18.5	3.5	2.1	5.21	5.21	763
850-471-15	NS1	Island West Hanging Wall	18.7	21.0	2.3	2.0	5.13	5.13	866
580-473-29	NS1	Island West Hanging Wall	257.0	262.5	5.5	3.1	3.93	3.93	714
770-466-06	NS1	Island West Hanging Wall	31.5	36.5	5.0	2.0	3.84	3.84	787
620-617-03	NTH	Island East Footwall	143.3	145.7	2.4	2.2	4.17	4.17	649
620-629-03	NTH2	Island East Footwall	78.9	82.3	3.4	3.1	44.48	9.71	639
620-629-01	NTH2	Island East Footwall	89.8	92.4	2.6	2.1	17.91	5.34	662
840-554-60	NTH3	Island East Footwall	62.0	65.6	3.6	2.3	16.86	11.40	846
840-554-04	NTH3	Island East Footwall	37.3	40.9	3.6	2.7	13.21	13.21	868
840-554-44	NTH3	Island East Footwall	70.8	75.3	4.5	3.3	12.34	7.65	833
840-566-08	NTH3	Island East Footwall	131.7	134.7	3.0	2.3	11.02	7.29	938
840-560-06	NTH3	Island East Footwall	114.0	116.9	2.8	2.0	9.29	9.29	864
840-554-06	NTH3	Island East Footwall	38.3	41.3	3.0	2.5	7.87	7.73	871
840-554-23	NTH3	Island East Footwall	67.8	71.0	3.2	2.1	6.77	6.04	840
840-554-01	NTH3	Island East Footwall	59.0	66.9	7.9	5.0	5.82	5.82	851
840-554-09	NTH3	Island East Footwall	60.0	63.0	3.0	2.3	3.83	3.83	855
840-554-54	NTH3	Island East Footwall	48.0	51.0	3.1	2.2	3.15	3.15	851
945-624-03	Unknown	Island East Footwall	170.2	174.9	4.7		137.20		1091
790-479-16	Unknown	Island West Hanging Wall	223.6	227.3	3.7		55.29		807
850-471-04	Unknown	Island West Hanging Wall	80.9	83.5	2.7		54.79		837
850-471-02	Unknown	Island West Hanging Wall	80.2	82.8	2.6		47.61		852
790-479-11	Unknown	Island West Footwall	83.5	86.3	2.8		25.85		768
750-463-11	Unknown	Island West Hanging Wall	0.0	0.9	0.9		22.81		752
850-471-03	Unknown	Island West Hanging Wall	59.4	62.1	2.6		21.04		862
850-471-17	Unknown	Island West Hanging Wall	33.0	38.9	5.9		18.57		876
945-624-06	Unknown	Island East Footwall	131.9	136.1	4.2		18.39		1052
790-479-14	Unknown	Island West Hanging Wall	188.0	191.2	3.2		17.48		828
790-479-02	Unknown	Island West Footwall	35.2	37.9	2.7		11.81		829
580-473-26	Unknown	Island West Hanging Wall	264.2	267.3	3.1		11.70		676
850-471- 01B	Unknown	Island West Hanging Wall	147.5	149.9	2.3		8.73		775
790-479-10	Unknown	Island West Footwall	61.8	71.6	9.8		6.31		763
945-624-10	Unknown	Island East Footwall	151.3	153.7	2.4		4.94		1005
620-629-02	Unknown	Island East Footwall	106.9	109.5	2.7		3.55		693
850-471-13	Unknown	Island West Hanging Wall	62.3	69.8	7.6		3.10		896

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Underground exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
580-473-16A	165.09	15	123	690332	5351562	-201
580-473-19	161	41	128	690330	5351562	-201
580-473-22	189.19	37	154	690330	5351562	-201
580-473-23	187	22	141	690327	5351562	-201
580-473-25	209.63	-15	249	690326	5351562	-202
580-473-26	223.21	-17	273	690326	5351563	-202
580-473-29	177	-26	276	690328	5351562	-202
620-617-02	166.04	-25	243	691649	5352152	-210
620-617-03	178.91	-22	234	691649	5352150	-210
620-617-05	155.35	-13	159	691650	5352149	-210
620-617-07	170	52	120	691648	5352152	-207
620-617-08	188.08	25	126	691647	5352151	-208
620-629-01	140	-53	138	691762	5352199	-211
620-629-02	153	-73	120	691759	5352203	-209
620-629-03	164	-38	123	691759	5352201	-208
750-463-11	167.2249	21	21	690265	5351477	-371
770-466-01	144.15	60	60	690311	5351440	-391
770-466-02	99	42	36	690313	5351443	-391
770-466-03	121	30	45	690316	5351440	-390
770-466-04	83.25	-21	42	690313	5351443	-396
770-466-06	109	-18	60	690313	5351442	-396
770-466-07	105	-34	72	690319	5351441	-401
770-475-03	209	21	174	690394	5351489	-395
790-479-01	172	-17	210	690083	5351504	-430
790-479-02	158.57	-27	165	690084	5351501	-432
790-479-04	154	-15	474	690083	5351504	-430
790-479-06	189	-35	240	690083	5351504	-430
790-479-09	188.63	4	192	690083	5351504	-430
790-479-10	174.08	46	206.5	690083	5351504	-429
790-479-11	200.03	32	357	690083	5351504	-430
790-479-12	144.02	4	402	690084	5351504	-431
790-479-13	130.8	-13	402	690084	5351504	-433
790-479-14	203.85	-4	402	690078	5351504	-432
790-479-16	220	5	303	690080	5351505	-432
840-554-01	159	-6	216	691084	5351875	-463
840-554-04	159	-35	288	691084	5351875	-467
840-554-06	156	-39	300	691084	5351874	-468
840-554-09	150	-11	219	691086	5351873	-463
840-554-23	166	3	180	691083	5351874	-462

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
840-554-44	160	8	189	691083	5351875	-461
840-554-54	170	-7	183	691082	5351873	-463
840-554-60	164	-1	186	691083	5351875	-462
840-560-06	149	-10	210	691139	5351901	-461
840-566-08	157	-45	396	691194	5351924	-466
840-608-43	118	26	162	691621	5352010	-451
840-608-46	138	54	171	691620	5352010	-449
840-608-47	137	60	177	691620	5352010	-449
840-608-49	139	5	180	691624	5352003	-449
840-632-17	131	11	210	691833	5352113	-447
850-471-01B	116.72	28	165	690357	5351474	-467
850-471-02	118.22	-1	153	690358	5351473	-468
850-471-03	117	-10	156	690359	5351472	-469
850-471-04	129.12	10	147	690358	5351472	-468
850-471-05	128.55	-5	150	690358	5351472	-469
850-471-13	118.87	-42	213	690357	5351473	-470
850-471-15	143	-45	210	690358	5351471	-470
850-471-17	129.88	-42	213	690357	5351473	-470
945-624-03	275.12	-78	249	691855	5351852	-545
945-624-06	314.44	-76	201	691855	5351852	-541
945-624-10	43	-31	207	691858	5351858	-540
945-624-13	57.8	-67	237	691858	5351856	-542

Note: UTM mine surface elevation 393 m

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine – C/E1E/E1EN/E1D Longitudinal, New C and E1E-Zone
Underground Exploration Drilling Results

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold West – Highlights from NS1 Hanging Wall Zone

W
E
Mine Longitudinal
500m
580-473-22
146.33 g/t Au (37.19 g/t Au cut) / 2.17 m
790-479-16
38.92 g/t Au (38.92 g/t Au cut) / 2.05 m
A
A'
- 700m
- 900m
50 m
Longitudinal View showing C Zone composites
14750m E
15000m E
Island Gold C-Zone Reserves and Resources, looking north (mine grid), assays cut to 225 g/t Au, June 2023
A
A'
14400m E
14600m E
14800m E
DN
D1
N
C
C
B
G
G1
NS1
Alamos Gold Inc.
ISLAND GOLD
4500m
4300m
50m
NS1 Zone
89.31 g/t Au (7.73 g/t cut) over 2.40 m (770-466-03);
25.57 g/t Au (5.68 g/t cut) over 2.50 m (770-466-07);
42.27 g/t Au (7.43 g/t cut) over 2.30 m (580-473-26);
16.06 g/t Au (6.95 g/t cut) over 2.80 m (770-466-02); and
14.50 g/t Au (10.08 g/t cut) over 3.10 m (580-473-25).
Plan View 4628 m Elevation showing NS1 and C Zone composites
View +/- 25 m
Legend
Au Cut (g/t)
< 4.0
4.0 < 10.0
10.0 < 30.0
>= 30.0
Au Cut * True Width (gm/t)
< 8
8 < 20
20 < 60
>= 60
Ramp & Development
Mined out
Diabase Dyke
Mineralized Zone
R & R Year End 2022
Mineral Reserves
Mineral Resources
New Drillhole Intersection
HOLE-ID
g/t Au uncut (g/t Au cut) / true width metres
Previously Released Drillhole Intersection
HOLE-ID
g/t Au uncut (g/t Au cut) / true width metres

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Island Gold East – Highlights from NTH3 Footwall Wall Zone

W
E
Mine Longitudinal
500m
Longitudinal View showing E1E Zone composites
840-608-43
40.54 g/t Au (33.33 g/t Au cut) / 2.46 m
840-632-17
11.93 g/t Au (11.93 g/t Au cut) / 4.2 m
840-608-49
104.48 g/t Au (50.76 g/t Au cut) / 3.07 m
B
B'
- 500m
- 1000 m
100 m
15500m E
16000m E
16500m E

Island Gold E1E Zone Reserves and Resources, looking north (mine grid), assays cut to 185 g/t Au, June 2023

B
B'
15500m E
15750m E
850-554-04
13.21 g/t Au (13.21 g/t Au cut) / 2.70 m
850-554-60
16.86 g/t Au (11.40 g/t Au cut) / 2.33 m
850-554-44
12.34 g/t Au (7.65 g/t Au cut) / 3.32 m
NTH3
ALAMOS GOLD INC.
ISLAND GOLD
4500 N
N
500m
E1E
4250 N
Plan View 4500 m Elevation showing E1E and NTH3 composites

View +/- 50 m

Legend
Au Cut (g/t)
< 4.0
4.0 < 10.0
10.0 < 30.0
>= 30.0
Au Cut * True Width (gm/t)
< 8
8 < 20
20 < 60
>= 60
Ramp & Development
Mined out
Diabase Dyke
Mineralized Zone
R & R Year End 2022
Mineral Reserves
Mineral Resources
New Drillhole Intersection
HOLE-ID
g/t Au uncut (g/t Au cut) / true width metres
Previously Released Drillhole Intersection
HOLE-ID
g/t Au uncut (g/t Au cut) / true width metres

15 | ALAMOS GOLD INC